UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AGCO Corporation

(Name of Subject Company (Issuer))

AGCO Corporation

(Name of Filing Person (offeror))

1.25% Convertible Senior Subordinated Notes due 2036

(Title of Class of Securities)

001084AM4

(CUSIP Number of Class of Securities)

Copy to:

Roger Batkin AGCO Corporation 4205 River Green Parkway Duluth, Georgia 30096 (770) 813-9200	W. Brinkley Dickerson, Jr. Paul Davis Fancher Troutman Sanders LLP 600 Peachtree Street N.E., Suite 5200 Atlanta, Georgia 30308-2216 (404) 885-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$202,507,813	$26,084

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 1.25% Convertible Senior Subordinated Notes due 2036 (the “Notes”), pursuant to the indenture governing the Notes calculated as the sum of (a) $201,250,000, representing 100% of the aggregate principal amount of the Notes outstanding, plus (b) $1,257,813, representing accrued and unpaid interest on the Notes to, but not including, December 15, 2013.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,084	Filing Party: AGCO Corporation
Form or Registration No.: Schedule TO	Date Filed: November 27, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 2 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as previously amended and supplemented by Amendment No. 1, originally filed by AGCO Corporation, a Delaware corporation (the “Company,” “we,” “us” and “our”), with the Securities and Exchange Commission on November 27, 2013 (as amended or supplemented, the “Schedule TO”), with respect to the right of each holder of the Company’s 1.25% Convertible Senior Subordinated Notes due 2036 (the “Notes”) to require the Company to repurchase for cash on January 2, 2014 any and all of the Notes properly tendered and not properly withdrawn at a price of $1,000, plus accrued and unpaid interest to, but excluding December 31, 2013, per $1,000 in aggregate principal amount tendered, pursuant to the terms and conditions of (i) the Indenture, dated as of December 4, 2006, between the Company and Union Bank, N.A. (formerly Union Bank of California, N.A.), as trustee, (ii) the Notes and (iii) the Offer to Purchase, dated November 27, 2013 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), which was filed as Exhibit (a)(1) to the Schedule TO filed on November 27, 2013.

This Amendment is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment. All other terms and conditions set forth in the Schedule TO and the Offer to Purchase shall remain unchanged and in full force and effect. This Amendment should be read in conjunction with the Schedule TO and Offer to Purchase. All capitalized terms used but not specifically defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented by the following information:

The holders of the Notes may convert the Notes through at least March 31, 2014, unless earlier repurchased, converted or redeemed in accordance with their terms.The holders may convert the Notes during the first quarter of 2014 because the closing sale price of the Company’s Common Stock exceeded 120% of the amount equal to $1,000 divided by the conversion rate then in effect for at least 20 trading days in the 30 consecutive trading days ending on December 31, 2013. Whether or not the Notes are convertible after March 31, 2014 will depend on whether the requirements triggering the right to convert are met in the future.

Item 12. Exhibits.

(a)(1)	Offer to Purchase to Holders of 1.25% Convertible Senior Subordinated Notes due 2036, dated November 27, 2013 (incorporated by reference from Exhibit (a)(1) of the Schedule TO filed by AGCO Corporation on November 27, 2013).

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 4, 2006, between AGCO Corporation and Union Bank, N.A. (formerly Union Bank of California, N.A.), as trustee (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by AGCO Corporation on December 4, 2006).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2013	AGCO CORPORATION

	By:	/s/ Andrew H. Beck
	Name:	Andrew H. Beck
	Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

(a)(1)	Offer to Purchase to Holders of 1.25% Convertible Senior Subordinated Notes due 2036, dated November 27, 2013 (incorporated by reference from Exhibit (a)(1) of the Schedule TO filed by AGCO Corporation on November 27, 2013).

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 4, 2006, between AGCO Corporation and Union Bank, N.A. (formerly Union Bank of California, N.A.), as trustee (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by AGCO Corporation on December 4, 2006).

(g)	Not applicable.

(h)	Not applicable.